

04 MAR -3 AM 7:21

File No. 82-4018
25 February 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -



04010253

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published yesterday and today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15030 (Alphéus)
or 0049 201 12 15152 (Riedel).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

R W E
Aktiengesellschaft

ppa. - Alphéus -   ppa. - Riedel -

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. h.c. Friedel Neuber

Vorstand:
Harry Roels
(Vorsitzender)
Dr. Gert Maichel
Dr. Klaus Sturany
Jan Zilius

Sitz der Gesellschaft: Essen
Eingetragen beim
Amtsgericht Essen

04 MAR -3 AM 7:21



File No. 82-4018

Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

RWE is offering Hochtief shares and an exchangeable bond into Hochtief shares

Essen, 25 February 2004

RWE AG, Essen, and a wholly-owned subsidiary as of today are offering for sale in the form of an accelerated bookbuilding 39.3 million shares in Hochtief AG, Essen. The offer represents 56.1 percent of the share capital of Hochtief AG.

The offer comprises of a direct sale of 32 million shares in Hochtief. The price range is between 21.75 and 23.00 Euro. This offer is directed to institutional investors in Europe and in the U.S. (according to Rule 144A under the U.S. Securities Act of 1933).

The offer will be complemented by an RWE AG issued exchangeable bond into Hochtief shares with a volume of up to 250 million Euro. The exchangeable bond will have a maturity of three years. It will be offered with a coupon of between 1.125 percent and 1.625 percent and an exchange premium of 25 percent - 30 percent above the equity placement price. The exchangeable bond will be offered to institutional investors in Europe only.

The acceptance period for both offers expires on Thursday, February 26, 2004, at the latest. The final offer price and the number of Hochtief shares placed, as well as further details concerning the size and the final conditions of the exchangeable bond will be published directly following the finalization of the transaction.

File No. 82-4018



Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

RWE increases dividend

Essen, 24 February 2004

The Supervisory and Executive Boards of RWE AG in Essen propose a dividend of 1.25 Euro per share for fiscal year 2003 to the Annual General Meeting. This represents a 14 percent increase over the previous year's dividend payment.


RWE

File No. 82-4018

Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Personnel

Essen, February 24, 2004

The RWE AG Supervisory Board voted unanimously during its meeting today to appoint **Berthold Bonekamp** as a member of the RWE AG Executive Board, effective April 1, 2004. The RWE AG Supervisory Board also agreed to enable Mr. Bonekamp's appointment as CEO and a member of of the RWE Energy Executive Board in Dortmund. The decision on his appointment at RWE Energy will be made by the RWE Energy Supervisory Board at their meeting on February 25, 2004.

The RWE AG Supervisory Board also agreed to enable RWE AG Executive Board member **Dr. Gert Maichel's** appointment as a member of the board and as CEO of RWE Power, Essen and Cologne, effective April 1, 2004. The RWE Power Supervisory Board will come to a decision on Dr. Maichel's appointment during a special meeting to be held at the earliest possible date. Dr. Maichel will remain a member of the RWE AG Executive Board.

Upon Berthold Bonekamp's appointment as CEO and board member at RWE Energy, **Heinz-Werner Ufer** will take on the role of deputy CEO and CFO at RWE Energy, effective April 1, 2004. Mr. Ufer has been serving as acting CEO at RWE Energy. **Dr. Wolfgang Kässer** will relinquish his role as RWE Energy's acting CFO on March 31, 2004. Dr. Kässer will remain CEO of RWE Westfalen-Weser-Ems AG in Dortmund.